Filed by Champion International Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934


Subject Company:  Champion International Corporation
Commission File No.:  001-03053


[Slide Presentation given by Champion International Corporation on February 29, 2000]


[Slide 1]

      [Logo of post-merger Champion International Corporation]

THE PREMIER GLOBAL FOREST PRODUCTS COMPANY

                             Presentation by:
                             Richard E. Olson
                   Chairman and Chief Executive Officer
                     Champion Internation Corporation

                     Global Paper and Forest Products
                            Industry Conference
                               CREDIT FIRST
                               SUISSE BOSTON

                            New York, New York
                             February 29, 2000



[Slide 2]

         [Logo of post-merger Champion International Corporation]

                                         Worldwide ranking

Total worldwide sales   USD 13.6 bil.           3

Market capitalization   USD 13.5 bil.           2

o    This is the first significant cross-Atlantic strategic merger.

o This merger is the first step in creating a global company with superior growth prospects in the forest products industry.

o Champion International will be poised to serve customers throughout the world: Europe, North America, South America and Asia.

o The new company will have complementary product lines and an established presence in the developing markets of South America and China.

o Champion International will have leading edge product quality and service.


[Slide 3]

ENTERPRISE VALUE OF SELECTED PAPER COMPANIES

[Bar graph representing the following information :


                        Market Value      Net Debt
                              (USD millions)

International Paper     17676             11837

CHAMPION                approx. 15000     approx. 5000

Weyerhauser             12099,4           4211

Stora Enso              10595,2           5585

Georgia-Pacific         9504,9            5546

Smurfit-Stone Contai    3686,7            5965

SCA                     5846,8            2823,1

Williamette             4155,6            1706,1

Jefferson Smurfit       2851,2            2139,3

Mead                    3419,3            1498,6]

o The new Champion wil have an enterprise value of about US$20 billion, and be one of the few truly global forest products companies.

o    The gap in size between the big five and all others is significant.

o    UPM-Kymmene profile:

     - Total shareholder return has averaged in excess of 30% since 1995.

     - Earned in excess of their costs of capital every year since 1994.

     - Very efficient and cost competitive manufacturing base.

     - Exceptionally strong Balance Sheet
          o Includes significant investments in Nokia and METSO.


[Slide 4]



WORLD'S LARGEST PAPER AND PAPER BOARD PRODUCERS 1999

[Bar graph representing the following information :

                          Paper             Paperboard
                           (capacity in million tons)

Stora Enso &                 9,3               3,57
Consolidated Paper

International Paper 1)       7,1               6,6

CHAMPION                     11,698            0,372

Abitibi-Consolidated 2)      7,2               -

Smurfit-Stone Container      0,1               7,1

Georgia-Pacific  3)          3,2               3,6

Oji Paper                    5                 1,7

Nippon Group  4)             4,9               1,7

Weyerhaeuser  5)             1,9               3,8

Metsa-Serla, Myllykoski      4,4               1,25

1)  incl. 1/2 of Carter Holt Harvey (50,3%)
2)  incl. Donohue and 1/3 of PAPCO and Boise Cascade marketing agreement
3)  incl. Georgia-Pacific Tissue
4)  incl. 1/2 of NORPAC, joint venture (50%)
5)  incl. MacBlo and 1/2 of NORPAC, joint venture (50%)]

o    Consolidation by grade and product will continue.

o Larger companies will have the ability to better manage capacity in a way that balances inventories with customer demand and seasonal cyclicality.


[Slide 5]



The merging companies have an excellent strategic fit for each other

o    parallel strategic intent

o    complementary product lines

o    complementary geographical presence

o This merger is a unique strategic fit that will create additional value for shareholders in the new company.

o The new Champion will have a strong balance sheet, financial flexibility, commitment to financial discipline and be focused on maximizing total shareholder return.


[Slide 6]

COMPLEMENTARY WORLDWIDE PRODUCT LINES - PULP AND PAPER

                     Europe            N-America      S-America
in 1000              UPM  Champion     UPM  Champion  UPM  Champion   Total
metric tons

Publication paper        5325          455    740             186     6706
   LWC                   2110          455    648             186     3399
   SC                    1200                 92                      1292
   Newsprint             2015                                         2015

Business papers          1950                 1895            384     4029
   Uncoated fine paper   1200                 1225            384     2809
   Coated fine paper      750                  470                    1220

Converting materials      850                  480                     1330
   Converting pap         850                  108                     958
   Linerboard                                  372                     372

Paper and board,         8125         455     2916            570     12085

Chemical pulp, to        2900                 2794            340     6034

Paper, board and pulp,
total                   11026         455     5709            910     18099


o The new Company is positioned to serve customers throughout the world with cost- effective capacity located in most major consuming markets.


[Slide 7]

COMPLEMENTARY WORLDWIDE PRODUCT LINES - FOREST & WOOD
PRODUCTS

                     Europe            N-America       S-America
                     UPM  Champion     UPM  Champion  UPM  Champion   Total

Sawn timber,         2000                    3851                      5851
1000 cubic metres

Plywood,
1000 cubic metres    850                     1181                      2031

Forestlands,
million hectares     1266              77    2023           612        3978
    Owned            933               77    1842           546        3398
    Managed or       333                     181            66         580
     controlled

o New opportunities for growth in value-added wood products in Europe are created by this merger.


[Slide 8]

PRODUCTION PLANTS OUTSIDE EUROPE

[Map showing plant locations outside of Europe]

o The new company has the unique ability to capitalize on its presence in the high-growth, emerging markets of Brazil and China.


[Slide 9]

PRODUCTION PLANTS IN EUROPE

[Map showing plant locations in Europe]

o    UPM is a major producer of pulp, paper and wood products in Europe.


[Slide 10]

STRATEGY

o    increase shareholder value as principal goal

o    focus on core businesses

o    emphasis on profitability

o    financial discipline

o    intensive co-operation with global and local customers

o    take advantage of global growth opportunities

o The new company will have a balanced portfolio of products that include wood products and converting materials to complement its pulp and paper business.

o Common strategic goals create a strong platform for the financial performance of the new company.


[Slide 11]

STRENGTHS

o    Global presence

o    Good long-term customer relationships

o    Efficient production capacity

o    Economies of scale

o    High level of vertical integration

o    Integration of know-how and cultures

o The new company will have a strong global production base supported by a healthy fiber base.

o Champion's 40 years of experience in Brazil means the new company will be a low-cost producer with sizable market presence and forest technology advantage in a rapidly growing region.

o The new Champion will have an appreciating asset in its extensive forest holdings which are strategically placed to support its manufacturing facilities.

o These combined strengths and a common management vision will help deliver profitability, growth and shareholder value.


[Slide 12]

SYNERGIES

Synergies in millions (US$)            2001  2002  2003

A.  Cost savings                       $150  $175  $175
      -    purchasing
      -    manufacturing
      -    logistics
      -    S, G&A

B.  Revenue related synergies          50    125   150
      -    best practice in marketing
      -    additional volumes

TOTAL                                  $225  $300  $325
                                       ------------------

o Both companies have a proven track record of achieving their profit improvement initiatives in the promised amounts and timeframe.

o These synergies are in addition to both company's previously announced profit improvement programs.


[Slide 13]

ACCRETION ANALYSIS
Market estimates for EPS (I.B.E.S.) in 2001

UPM-Kymmene             US$   3.41
Champion                US$   7.07

Champion
with cost synergy benefits
of US$150 million       US$   3.75

Accretion               US$   0.24
                              7.1%

o Even if only US$150 million of cost synergies are achieved, this transaction will be accretive in the year 2001.

o The anticipated top-line improvements will further improve the performance of the new Champion, making this merger even more accretive.


[Slide 14]

FINANCIAL OBJECTIVES

ROE   Riskfree Rate  + 5%

ROCE  Internally for its businesses, pre-tax return  15%

Strong Balance Sheet

o    Exceed our cost of capital.

o Limit capital spending, on average, for on-going operations to depreciation levels.

o No new paper machines or greenfield mills are being planned by the new company.

o The new company's management will focus its growth plans on acquisitions, largely for cash.

o The management of the new Champion is committed to continuing a financial policy that rewards shareholders consistently.


[Slide 15]

DIVIDEND POLICY

Annual dividend anticipated to average 1/3 of the annual profit

o Consistent with UPM-Kymmene's current practice, Management will recommend to the Board of Directors that dividends be declared and paid annually at a level of at least one- third of net income on a trailing basis.

o Therefore, current Champion shareholders will receive an improved dividend.


[Slide 16]

DEAL STRUCTURE:

Exchange ratio:
     Champion shareholders will receive 1.99
     UPM-Kymmene shares for 1 Champion share

Ownership structure:
     UPM-Kymmene shareholders 58%
     Champion shareholders    42%

o The 1.99 exchange value delivers significant value to Champion shareholders: The 30% premium was based on the 30 day average of the share price ratio of UPM and Champion prior to the announced merger.

o    An all stock deal maximizes the financial strength of the new company.


[Slide 17]

DEAL STRUCTURE

All stock deal - pooling of interests

o    Preserves the strong balance sheet and liquidity

o    Enhances growth prospects

o    Increases the share of US investors

o    Increases liquidity for shares

o Pooling of interests means that the new company is financially strong on "Day One" following the closing.

o It is important not to confuse a short-term decrease in the sector's share prices with the underlying value of UPM and Champion shares.


[Slide 18]

POOLING OF INTERESTS

o    No distortion to future E.P.S. from goodwill

o    Strong balance sheet preserved

o    Limitations for asset sales in the near future (excluding listed shares)

o    share buy-backs not possible in the near future

o Pooling restricts asset sales for a period of time but both companies have already divested most of their non-core assets.

o The restriction of share repurchasing will not reduce the company's commitment to increasing total return to shareholders.

o After the merger, there is no restriction on dividends under pooling of interests.

o The new Champion will have all possible options for increasing the financial returns to shareholders once the pooling period passes.


[Slide 19]

LISTINGS:

Shares listed in Helsinki (HEX) and New York (NYSE)

Champion shareholders will have the option of getting ADR's listed on the New York Stock Exchange or shares listed on the Helsinki Stock Exchange

o A large tax liability for current Finnish UPM shareholders would have been created if the new company were domiciled in the United States.

o Global companies need to be traded in several stock exchanges where they can provide adequate liquidity.

o The ADR's of other companies (such as Nokia and DaimlerChrysler) have significant liquidity as well as will the ADR's of the new company with the addition of the Champion shareholders.


[Slide 20]

TIME TABLE

Closing in May 2000



Preceded by :

o    Approval of requisite authorities

o    Shareholders' approval


[Slide 21]

THE NEW CHAMPION INTERNATIONAL

o    Increased earnings and dividends

o    Improved growth opportunities

o    Strengthened position among the largest companies in the sector

o    Committed to maximizing total shareholder return

o    Committed to achieving merger synergies

o    Committed to financial discipline


[Slide 22]

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond UPM-Kymmene's and Champion International's ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. These and other risk factors are detailed in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by UPM-Kymmene and Champion International. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by UPM-Kymmene and Champion International at the Commission's website at www.sec.gov. The joint proxy statement/prospectus and the other documents may also be obtained from UPM-Kymmene by contacting UPM-Kymmene, Attn: Reko Aalto-Setala, Etelaesplanadi 2, FIN-00101 Helsinki, Finland, and/or Champion International by contacting Champion International, Attn: Tom Hart, One Champion Plaza, Stamford, Connecticut 06921.

Champion International, its directors, executive officers and certain other members of Champion International management and employees may be soliciting proxies from Champion International shareholders in favor of the merger. Information concerning the participants will be set forth in the joint proxy statement/prospectus when it is filed with the Securities and Exchange Commission.


[Slide 23]

[Logo of post-merger Champion International Corporation]

THE PREMIER GLOBAL FOREST PRODUCTS COMPANY